THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL: 954-599-3672
                                FAX: 954-974-5720

June 11, 2009

Daniel Morris
Attorney Advisor
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

RE:      THEWEBDIGEST CORP.
         AMENDMENT NO 10 TO FORM S-1
         FILE NO. 333-151485

Dear Mr. Morris:

Pursuant to your comment letter dated May 26, 2009 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment No. 10 and keyed our answers for your review.

General
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QUESTION:

    1. Although we note that you have provided financial information under "Selected Consolidated Financial Data" for to three months ended March 31, 2009, we are unable to locate corresponding financial statements for that period. In your next amendment, please update to provide financial information as required by Rule 8-08 of Regulation S-X.

ANSWER:

    1.   Corresponding financial statements at March 31, 2009 has been provided.

QUESTION:

    2. In addition, revise the Management's Discussion. and Analysis section to discuss and provide a comparative analysis of your results of operations for the applicable fiscal periods. Refer to Item 303(a)(3) of Regulation S-K.

ANSWER:

    2.   Revised as suggested.

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

About Us, page 2
----------------

QUESTION:

    3. In the first few paragraphs of the section, please disclose your cash on hand as of the most recent practicable date as well as your revenues and net loss for the most recently audited period and stub period. In addition, please disclose within the opening few paragraphs of this section that you have received a going concern opinion from your auditors.

ANSWER:

    3. As requested, we have revised our filing (About Us, page 2) to include the following:

         Through March 31, 2009 we had losses from inception (September 17,
         2007) of $28,911. We raised the cash amounts used in these activities from our officer and accruing a liability with our independent contractor. At June 8, 2009, we had $0 cash on hand and $0 revenues. For the year ended December 31, 2008, we had $0 revenues and have losses of $11,411. Our auditors have expressed substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming that we will continue as a going concern.

QUESTION:

    4. We note your response to prior comment 4. Please revise the last sentence of the first paragraph on page 4 to clarify, if true, that you ultimately have the responsibility of obtaining approval for the content on your web portals. Similarly revise on page 33.

ANSWER:

    4. We have revised our disclosure to make it perfectly clear that the ultimate responsibility for displaying content on our web portals remains with us as noted below:

         We solely are responsible for all content displayed on our web portals and will be using both independent parties and internal personnel to obtain permission for displaying this content.

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

Use of Proceeds, page 17
------------------------

QUESTION:

    5. We note your response to prior comment 5 and your revised agreement filed as Exhibit 10.1 Please revise the third sentence of the second paragraph of this section to state that the first installment of $15,000 will be payable on March 31, 2009 or thirty days after the offering becomes effective, whichever is later. In addition, delete the reference to "at completion (on or before April , 2009)," since this is no longer accurate. Also, please clarify, if true, that the payment has not been made to the independent contractor and, as such, it will be paid thirty days after the offering becomes effective because March 31, 2009 has already passed. Make similar revisions on page 6 and page 23.

ANSWER:

    5.   We have revised as requested.

QUESTION:

    6.   Please explain to us the discrepancy between the disclosure in Exhibit
         10.1 that 50% of `the total balance of US $30,000 is due within thirty days of the filing of your Form S-1 and your disclosure throughout your filing that 5O % of the balance is payable thirty days after the Form S-1 becomes effective. Please revise for consistency.

ANSWER:

    6. The intent for payment to our independent contractor has been clarified and therefore we filed an amended Exhibit 10.1

Management's Discussion and Analysis or Plan of Operations, page 21
-------------------------------------------------------------------

QUESTION:

    7. We note your response to prior comment 6 and reissue. Please provide us with legal analysis supporting your statement that if you do not benefit directly from any sales of products or endorsements, the damages for copyright violations will be mitigated because you acted in good faith and should not be material in amount if the claimant prevails. Explain why you believe that damages for infringement would be measured by the financial benefit to you, rather than by the financial harm to the intellectual property holder. Also, provide us with support for yow belief that you will not benefit directly from endorsements in light of the fact that your business strategy depends upon the sale of sponsorship rights to the web portals. Alternatively, you may delete this statement.

ANSWER:

    7. As noted by you, this comment inadvertently remained in our filing and therefore we eliminated as you so astutely recommended.

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

QUESTION:

    8. We note your response to prior comment 7. Please revise to discuss how you intend to pay the anticipated cost of $500 per month to promote your web portals prior to obtaining sponsors.

ANSWER:

    8.   We clarified and revised as recommended.

Strategy and Products, page 31
------------------------------

QUESTION:

    9. We note your response to prior comment 8 and reissue in part. Please revise at page 32 to discuss the drawbacks of limiting the number of sponsors to five. Also, please discuss specific factors that might cause you to increase or decrease the number of sponsors on each web portal.

ANSWER:

    9.   We have revised and disclosed as follows:

         We have selected the limitation of five (5) sponsors in accordance with our business model based on revenue projections. Since we do not have any historical documentation to substantiate our business model, we are influenced to increase or decrease our sponsors after we obtained more reliable information as to the reality of achieving our business model.

QUESTION:

    10. We note that in response to prior comment 9 you provided us with additional disclosure regarding your independent contractor's standard procedures for obtaining proper permission to display content on your web portals. Please also provide disclosure regarding the defined checklist you will use to double -check your independent contractor's approval process, including a description of the specific items checked.

ANSWER:

    10.  We have revised as per your request.

QUESTION:

    11. We note yon response to prior comment 10. Please revise you discloses on page 34 to clarify the meaning of the phrase "personalized in lifestyle." Do you mean that the subject matter will be personalized for each individual web user? Also, pleas revise the second paragraph on page 34 to provide examples of the data that is indirectly related to the subject matter of the web portal.

ANSWER:

    11.  We revised and further explained as recommended.

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Summary Compensation Table, page 38
-----------------------------------

QUESTION:

    12. You have disclosed that the Summary Compensation Table presents executive compensation Information for the period from "September 17, 2009 through March 31, 2009" Please note that the table should present executive compensation information for the most recently ended fiscal year. Revise your disclosure accordingly.

ANSWER:

    12.  We have revised and simplified for disclosure.

The undersigned registrant acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Steve Adelstein

Steve Adelstein, Chairman, President, Secretary and CFO of TheWebDigest Corp.

Cc: Michelle Lacko

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